July 19, 2024

VIA EDGAR

Tracey Houser

Jeanne Baker

Conlon Danberg

Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baird Medical Investment Holdings Limited
Amendment No. 4 to Registration Statement on Form F-4
Filed June 20, 2024
File No. 333-274114

Dear Mr. Newberry:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated July 8, 2024 (the “Comment Letter”), regarding Amendment No. 4 to Registration Statement on Form F-4 (the “Registration Statement”), which was filed by Baird Medical Investment Holdings Limited (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on June 20, 2024.

The Company has filed today Amendment No. 5 to the Registration Statement (“Amendment No. 5”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 5. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 5.

Amendment No. 4 to Form F-4 Filed June 20, 2024

Unaudited Pro Forma Condensed Combined Financial Information, page 71

1.	Comment: We note your response to comment 2. Adjustment (b)(b) states that it is for the reversal of non-recurring fees. Please specify what non-recurring fees are being reversed in this adjustment. We remind you of the updated guidance in Article 11-02(a)(6) of Regulation S-X and Section II.D of SEC Release 33-10786 which includes guidance regarding the inclusion of transaction accounting adjustments for nonrecurring items. Please advise or revise as necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 82 of Amendment No. 5 in response to the Staff’s comment, to eliminate the Adjustment (bb).

2.	Comment: Prior to Closing, Baird Medical will transfer 1,947,058 PubCo Ordinary Shares to Newco and the Minority Holders will exchange their ownership interests in Baird Medical for all of the outstanding ownership interests in Newco; and after the special meeting, Merger Sub 2 will merge with and into Newco, with Newco continuing as the surviving entity and wholly-owned subsidiary of PubCo. This transaction is referred to as the Second Merger in your filing. Please expand your disclosures to address the business purpose of the Second Merger and tell us what consideration was given to separately reflecting the Second Merger in the pro forma information provided, including whether noncontrolling interests need to be presented pursuant to ASC 810.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 21, 45, 59 and 172 of Amendment No. 5 in response to the Staff’s comment to clarify that the business purpose of the Second Merger is both to ensure compliance with Nasdaq’s public float requirement as well as to facilitate that additional PubCo shares are held after closing by shareholders most likely to be long-term holders. The Second Merger contemplates that prior to Closing, Baird Medical will transfer 1,947,058 PubCo Ordinary Shares to Newco and the Minority Holders will exchange their ownership interests in Baird Medical for all of the outstanding ownership interests in Newco. Then, at closing and pursuant to the Second Merger, these 1,947,058 PubCo Ordinary Shares issued to Newco will be cancelled and an equal number will be issued to the Minority Holders. Consequently, the number of PubCo Ordinary Shares outstanding before and after the transaction will not be affected by the Second Merger. As such, the shares held by the Minority Holders will be of the PubCo and not a subsidiary of PubCo. So, there is no non-controlling interest in a subsidiary related to the Minority Holders that requires consideration under ASC 810. Additional language has been added to pages 72 and 78 of Amendment No. 5 describing the two mergers.

Comparative Share Information, page 82

3.	Comment: We note your response to comment 6. Certain pro forma per share amounts presented in your comparative share information table do not appear to be the same as the amounts as presented in your pro forma financial information beginning on page 71. Specifically the pro forma net income (loss) per share–basic and diluted amounts appear to be different. Please revise as necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 83 of Amendment No. 5 in response to the Staff’s comment to make the pro forma share amounts consistent.

Background of the Business Combination, page 188

4.	Comment: We note your revised disclosure in response to prior comment 9. With respect to the refined projections discussed in the third bullet point, please expand your disclosure to explain the impact of the revised projections on R&D and depreciation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 197 and 198 of Amendment No. 5 in response to the Staff’s comment.

5.	Comment: We note your revised disclosure relating to the multi-year trend analysis of hospital usage in response to prior comment 10, which we reissue in part. You disclose that Baird Medical management estimated the revised 2024 needles sales to be increased to 60,142, assuming a 13.7% year-over-year estimated hospital usage growth and increased year-end inventory from 1.6 months to 1.9 months at hospitals and distributors at the end of 2024. Please expand your disclosure to provide a reasonable basis for Baird Medical management’s estimates for a 13.7% year-over-year hospital usage growth and increased year-end inventory in light of the preliminary 2023 results.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 214 of Amendment No. 5 in response to the Staff’s comment.

Opinion of Financial Advisor to the ExcelFin Board, page 213

6.	Comment: We note your response to prior comment 13 and your revised disclosure removing the references to “projected US revenue for Baird Medical for the calendar years ended 2024 through 2030” and “US Market Development Update for Baird Medical, dated February 2024.” Please advise whether the financial advisor will be providing an updated and revised fairness opinion.

Response: The Company acknowledges the Staff’s comment and respectfully notes that, as noted in the Company’s response to prior comment 13, Houlihan Capital, LLC has revised its fairness opinion to remove references to projected U.S. revenue for Baird Medical for the calendar years ended 2024 through 2030 and the U.S. Market Development Update for Baird Medical. The updated fairness opinion is dated the same date as the original date (March 8, 2024) and was included in Annex D of Amendment No. 4.

ExcelFin’s Management's Discussion and Analysis, page 258

7.	Comment: Please continue to provide the results of operations discussion for the two years ended December 31, 2023 in your filing. Refer to Item 5 of the Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 262 of Amendment No. 5 in response to the Staff’s comment to include the results of operations discussion for the two years ended December 31, 2023.

Customers, page 287

8.	Comment: We note your revised disclosure on page 287 that one distributor accounted for 10.4% of Baird Medical’s total revenue for the year ended December 31, 2023. Please identify this top customer and provide a brief description of the material terms of your agreement with such customer, such as the termination provision and whether there are any minimum purchase requirements. If material, please also file the agreements as exhibits to the registration statement as required by Item 21 to Form F-4 and Item 601(b)(10) of Regulation S-K, or explain to us why you believe you are not required to do so.

Response: The Company acknowledges the Staff’s comment and has provided a brief description of the material terms of the Company’s agreement with such customer (the “Top Distributor”), including the termination provision and whether there are any minimum purchase requirements, on page 290 of Amendment No. 5. The Company respectfully notes that the identity of the Top Distributor is customarily and actually treated as private and confidential and such information is not material. The Company is subject to a non-disclosure agreement with the Top Distributor, and disclosure of the customer’s identity, the pricing of the medical devices which are sold to the Top Distributor, and the identity and location of the Top Distributor’s hospital clients would lead to competitors of the Company maliciously competing for the customer’s business.

Nonetheless, the Company has filed the agreement as Exhibit 99.9 to the registration statement, but to address confidentiality concerns and protect sensitive business information, the name of the Top Distributor, the pricing of the medical devices to be sold, and the identity and location of the Top Distributor’s hospital clients have been redacted in the filed agreement. The key terms of the filed agreement (the “Top Distributor Agreement”) include: (i) the Top Distributor is authorized to sell microwave ablation therapeutic apparatuses and MWA needles to listed hospitals and assumes inventory risk, as products with quality issues can be exchanged but not otherwise returned; (ii) the Top Distributor determines the selling prices and can exchange faulty products, but the Company has not received any requests for returns for the years ended December 31, 2022 and 2023, and the Company does not accept returns for non-quality-related issues; (iii) control of the goods transfers to the Top Distributor upon delivery and acceptance; and (iv) the Top Distributor shall meet a minimum purchase requirement of two hundred MWA needles per fiscal year quarter. For the year ended December 31, 2023, the Top Distributor had met its minimum purchase requirement based on the Company's annual review of the Top Distributor's number of sales.

The Top Distributor Agreement may be terminated in a number of circumstances: (i) the Top Distributor commits fraud, bribery or other acts which violate PRC laws; (ii) the Top Distributor is unable to meet its minimum purchase requirement; (iii) the Top Distributor engages in sales of medical devices from the Company’s competitors which are similar to the Company’s own medical devices or products; (iv) fines or penalties incurred by the Top Distributor in accordance with the terms of the Top Distributor Agreement are not paid to the Company by the stipulated deadline; or (v) the Top Distributor fails to pay for the microwave ablation therapeutic apparatuses and/or MWA needles it purchases from the Company after fifteen days following the payment due date. Based on the Company's annual review of the Top Distributor for the year ended December 3 1, 2023, the Top Distributor had not breached any of the provisions of the Top Distributor Agreement which may warrant the termination of the Top Distributor Agreement.

Research and Development - Clinical Trials, page 297

9.	Comment: We note your revised disclosure in response to prior comment 14, which we reissue in part. We refer to your disclosure on page 303 that you plan to have the clinical testing plan program for your breast lump clinical trials and finalize the applicable research proposal for your pulmonary nodule clinical trials by the end of June 2024. Please revise to update your disclosure in regard to these recent developments accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 275, 276, 278, 305 to 306, 308 and 342 of Amendment No. 5 in response to the Staff’s comment.

Revenues, page 342

10.	Comment: Please disclose why revenues from Direct customers decreased whereas revenue from Distributors increased (page F-34). Disclose also whether you are aware of a material amount of unsold inventory held by your Distributors. In this regard, we note the Distributor inventory reports referenced on page 102. Tell us the dollar amount of inventory held by Distributors at December 31, 2023.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 103, 213 to 214 and 346 of Amendment No. 5.

The primary drivers of decreased revenue from direct customers were: (i) in 2023, the Company upgraded its certification for MWA needles in China from Class II products to Class III products, which resulted in a delay in several provinces while the Company re-registered its products, thus negatively affecting the revenue from direct customers; and (ii) for the year ended December 31, 2023, revenue from sales of other medical devices decreased due to such sales being derived from non-recurring orders from time-to-time. In 2022, the Company received a few large orders of other medical devices, while no such orders were received in 2023, resulting in a significant decrease in 2023 as compared to 2022.

The primary reason for the increase in revenue from distributors was that, for the year ended December 31, 2023, revenue from sales of MWA therapeutic apparatuses increased significantly. This notable surge in revenue was primarily attributed to a strategic adjustment in unit prices and an increase in sales orders. Previously, in 2022, as part of the Company’s vigorous equipment promotion efforts, the Company sold those MWA therapeutic apparatuses at discounted prices. However, as customers sought additional equipment beyond the Company’s offerings, the Company transitioned away from the previously discounted prices. The transition away from the previously discounted prices resulted in increased revenue from distributors.

The Company respectfully notes that, despite the existence of distributor inventory reports, the Company does not have accurate data which could allow the Company to pinpoint the dollar amount of inventory held by the Company’s distributors as of December 31, 2023. As revised on pages 103, 213 and 214 of Amendment No. 5, although the Company’s deliverers and distributors are obligated by contract to provide monthly reports, the Company has not enforced this contractual right in order to maintain a positive working relationship with such parties and protect the sensitive business information contained in such data.

Further, since the Company does not have full visibility of the business operations of its deliverers and distributors, it is unable to verify such inventory reports when provided by deliverers and distributors. Therefore, the Company mainly relies on its own monthly reports based on its own due diligence, communication with deliverers and distributors, and industry know-how to track the estimated inventory levels of its microwave ablation medical devices held by its deliverers and distributors and predict the sales trends of such devices. Based on such arrangement, the Company is not aware of any material amount of unsold inventory held by its distributors. However, the Company is unable to provide assurance that the information contained in the Company’s monthly reports, or the monthly reports provided by the deliverers and distributors, is accurate.

Selling and marketing expenses, page 344

11.	Comment: We note your disclosure that selling and marketing expenses decreased by $1 million in the fiscal year 2023 and accordingly, your selling expenses as a percentage of sales were 8.1% compared to 10.2% in 2022. You also disclose on page 344 that you expect these expenses to remain relatively steady as a percentage of your net revenues to support business growth. However, we note your revised disclosure on page 195 that in June 2023, ExcelFin and Baird Medical refined its 2023 and 2024 projections of its overall sales and marketing expenses to increase from 9% to 10% of sales revenue with overall sales expenses as a percentage of revenue expected to rise slightly. We also refer to your disclosure on page 306 that the number of members in your in-house sales and marketing department decreased from 79 members to 32 members as of December 31, 2023. Please expand your disclosure to explain the differing expectations relating to your sales expenses as a percentage of revenue in light of your reported selling expenses and decrease in the size of your in-house sales and marketing department for the fiscal year 2023.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 197, 198 and 208 of Amendment No. 5 to reflect the changed assumptions underlying the revised projections for selling and marketing expenses and the disclosure on pages 347 and 348 of Amendment No. 5 to reflect that the Company expects selling expenses to gradually increase based on the Company’s updated projection in February 2024.

On the one hand, due to the Company’s strategy of gradually shifting from direct sales to customers to sales to distributors, the in-house sales and marketing department staff decreased from 79 members to 32 members as of December 31, 2023, resulting in a decrease in sales expenses in 2023. On the other hand, to establish a presence in the U.S. market, the Company anticipates incurring costs in connection with establishing a direct sales team in the United States, attending trade conferences, providing high-quality doctor education and support, and setting up microwave ablation training centers in the United States with leading doctors and medical centers. These increased expenses related to U.S. market development are expected to be incurred in 2024 rather than in 2023. In addition, since the Company received FDA’s marketing clearance for its MWA needles on November 13, 2023, U.S. sales operations is expected to steadily advance, and the Company anticipates that its development of the U.S. market in 2024 will increase certain sales expenses. The Company therefore expects the selling and marketing expenses will increase in amount in 2024. Having said that, the Company also expects to gain in operational efficiency as it continues to build its presence in and familiarize with the U.S. market, such that the Company’s expenses as a percentage of its revenue will gradually decrease over time.

Note 4. Accounts Receivable, Net, page F-23

12.	Comment: We note that you mortgaged $4.4 million of your receivables for bank loans. Please provide all of the disclosures required by ASC 860-30-50, including qualitative information about the relationship between the assets and associated liabilities, including a description of the nature of restrictions placed on the assets.

Response: The Company acknowledges the Staff’s comment and has provided the disclosures required by ASC 860-30-50 on pages 351 and F-24 of Amendment No. 5.

On December 29, 2023, the Company entered into a supplemental agreement with China CITIC Bank Suzhou Branch (“CITIC”) pursuant to which the Company collateralized $4.4 million of its accounts receivable to secure all loans entered into, or which may be entered into, before December 29, 2024, pursuant to loan agreements between the Company or its wholly-owned subsidiaries, as borrowers, and CITIC, as lender, inclusive of any loan principal amounts, installment payments, interest thereon and costs thereof, which may become due during such period. Before the maturity date of such loans, the Company may use the cash received from the collection of accounts receivable without any restrictions, and the Company is not required to assign the rights to receive such accounts receivable to CITIC. If the Company defaults on the repayment of such loans, the Company must assign the right to collect such accounts receivables to CITIC and transfer the accounts receivable it receives to a designated bank account of CITIC, which account CITIC is authorized to supervise. CITIC is authorized to use any amount deposited into the designated bank account to offset the amounts outstanding under such defaulted loans.

As of December 31, 2023, the value of accounts receivable used as collateral for such bank loans in favor of CITIC was $4.4 million, as reflected in the Company’s consolidated balance sheets. The amount outstanding under the loans as of December 31, 2023 was $2.8 million, with annual interest rates of either 3.95% or 4.15%, depending on the particular interest rate of such secured loan. The accrued interest on the loans was $0.02 million for the year ended December 31, 2023. These bank loans of $2.8 million were fully repaid upon the maturity date in 2024 and there was no default.

The collateralized accounts receivable is not permitted to be sold, transferred or refinanced without CITIC’s written consent, and as such there is no applicable fair value to be disclosed under ASC-860-30-50.

13.	Comment: Please explain the reasonable basis supporting your disclosures that “The Company generally grants trade debtors a credit period of 30 to 90 days.” In this regard, we note that your December 31, 2023 net receivables balance approximates 100% of your reported revenues for the year. Consequently, it is not clear whether any of your 2023 revenues were actually collected during the year. Please disclose whether you have historically charged and collected any substantial late payment fees from your customers. If your actual practice in the periods presented has been to grant trade creditors up to 365 days or more to pay then that fact should also be clearly disclosed as well as the reasons therefor. For example, if Distributors generally do not pay you for product purchases until after they have sold those products to their customers then that factor should be addressed in your explanation of your accounts receivable variances.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 350 of Amendment No. 5 to reflect that trade debtors are contractually entitled to a credit period of 30 to 90 days. The factors that the Company considers when giving different credit terms to trade debtors are its financial position, reputation and customer relationship with the Company. The better the financial position and reputation of the customer, and the better the customer relationship the Company has with such trade debtor, the more likely the longer the credit period will be given (up to 90 days).

The Company acknowledges that external factors such as the COVID-19 pandemic also likely negatively impacted the operations of such trade debtors, which therefore made it difficult for them to pay the Company within the contracted credit terms. As a result, trade debtors may apply for delayed payment to the Company. To maintain a positive relationship with customers, the Company may then agree to delay such applicable payment due date. If granted, the extended or delayed payment date varies by customer and the specific circumstances, depending on the longevity of the relationship, the history of default records and the Company’s future prospects with the customer. However, in some cases the payment may be delayed up to 365 days or more. The Company respectfully notes that not all of its customers request such delayed payment, and customers who request delayed payment generally do not do so each time a payment is due. The Company reviews each request from its customers on a case-by-case basis, and only approves such delayed payment if it is in the best interests of the Company. In practice the Company may, on a case-by-case basis, approve an extended credit period upon request as further elaborated below.

For the year ended December 31, 2023, the Company received payments of approximately $4.5 million, which is net of value-added tax (“VAT”), from its customers for revenue generated during fiscal year 2023. The Company respectfully notes that revenue is an amount net of VAT, while accounts receivable is an amount with VAT at a rate up to 13%.

The Company has not historically charged and collected any substantial late payment fees from its customers in order to maintain positive working relationships with its customers given its customers have little to no history of default. Nonetheless, the Company reserves the right at all times to demand payment from its customers upon the expiration of the contractually stipulated credit period.

It is not the case that distributors do not pay for product purchases until after they have sold those products to their customers. Distributors will usually arrange for payment according to the Company’s payment terms and their own commercial or financial circumstances, but the negative impact of the macro environment on the trade debtors’ customers would also negatively impact such trade debtor’s ability to repay the Company. The Company’s sales team has maintained continuous communication with each of these customers on a monthly basis to closely monitor such customers’ willingness and ability to repay. Receivables that were neither past due nor impaired relate to a large number of customers for whom there was no recent history of default.

14.	Comment: We note that your receivables increased by approximately 28% whereas your revenue decreased by 10%. In order for us to better understand the reasons for this disparity, please provide us with separate December 31, 2023 aging tables that show (1) the aging of receivables due from Distributors and (2) the aging of receivables due from Direct Customers (Note 19). Further, clarify for us the statement in your response to prior comment 15 that “the payments from these two publicly listed companies are still respectively in the process of being approved internally”. If they purchased the products in 2022 it is unclear why the payments have not been approved internally.

Response:

The Company acknowledges the Staff’s comment and respectfully notes that the aging analysis of accounts receivable based on the number of days elapsed since the receivables were initially recognized due from distributors and direct customers as of December 31, 2023 is as follows:

	As of December 31, 2023
	Distributors	Direct Customers	Total
Within 90 days	$8,222,863	$5,060,352	$13,283,215
Between 3 and 6 months	3,891,659	5,860,026	9,751,685
Between 6 months and a year	2,587,875	4,838,913	7,426,788
Over a year	709,614	2,769,781	3,479,395
Total	$15,412,011	$18,529,072	$33,941,083

For the year ended December 31, 2023, revenue from distributors was $15.0 million and revenue from direct customers was $16.5 million. For the year ended December 31, 2022, revenue from distributors was $13.5 million and revenue from direct customers was $21.6 million. Revenue from distributors increased by 11% in 2023 compared to 2022, while revenue from direct customers decreased by 24% in 2023 compared to 2022, resulting in an overall 10% decrease in total revenue in 2023.

The gross accounts receivable balance due from distributors increased by 40% as of December 31, 2023, which was mainly due to the increased revenue in 2023, and 5% of the gross accounts receivable due from distributors are attributable to the revenue recognized in 2022 as the payment of these accounts receivable was delayed due to external factors such as the COVID-19 pandemic. The gross accounts receivable balance due from direct customers increased by 32% as of December 31, 2023, though the revenue decreased by 24% in 2023, as there was a delay in the collection of accounts receivable and an additional 15% of the gross accounts receivable due from direct customers is attributable to the revenue recognized in 2022 as the payment of these accounts receivables was also delayed due to external factors such as the COVID-19 pandemic. The percentage of revenue in 2023 derived from distributors and direct customers was 48% and 52%, respectively. Based on the increased revenue from distributors and delayed payment of accounts receivable in 2023, the overall gross accounts receivable increased by 36%, while the net accounts receivable increased by 28% considering allowance of credit losses.

Further, the Company respectfully notes that the amounts due as of December 31, 2022 from the two publicly listed companies have been paid in full and are no longer outstanding as of the date hereof.

General

15.	Comment: We note that ExcelFin Acquisition Corp. is seeking to extend the termination date to complete an initial business combination to December 25, 2024, which is a date that is 38 months from ExcelFin Acquisition Corp.’s initial public offering. Since Section IM-5101- 2 of the Nasdaq listing rules requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of the initial public offering registration statement, please disclose that the proposal to extend the termination date beyond 36 months does not comply with this rule and describe the risks of the non- compliance, including that securities may be subject to suspension and delisting from Nasdaq.

Response: The Company acknowledges the Staff’s comment and has included revised risk factors on page 134 of Amendment No. 5 in response to the Staff’s comment.

16.	Comment: We note revised disclosures indicating ExcelFin Acquisition Corp.’s removal of the requirement to maintain $5,000,001 in net tangible assets. Please revise your risk factor disclosure to discuss the risk that ExcelFin Acquisition Corp. shares may not be approved for initial listing on the Nasdaq, in light of your dependence upon this status to avoid a “penny stock” determination, and discuss the consequences of such outcome.

Response: The Company acknowledges the Staff’s comment and has included revised risk factors on page 163 of Amendment No. 5 in response to the Staff’s comment.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (215) 994 – 2621.

Sincerely,

/s/ Stephen M. Leitzell
Stephen M. Leitzell

cc:	Wu Haimei (Baird Medical Investment Holdings Limited)